222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005 CHICAGO • NEW YORK • WASHINGTON, D.C. LONDON • SAN FRANCISCO • LOS ANGELES
JACOB C. TIEDT ATTORNEY AT LAW +1 (312) 609-7697 jtiedt@vedderprice.com

December 19, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Ms. Ashley Vroman-Lee

Re:	Aston Funds (the “Registrant” or the “Trust”)
1933 Act. File No. 033-68666
1940 Act File No. 811-08004
Post-Effective Amendment No. 158

Dear Ms. Vroman-Lee:

On October 6, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 158 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) in connection with the Trust’s offering of Class N and Class I shares of the ASTON/Fairpointe Focused Equity Fund (the “Fairpointe Fund”) and the ASTON/TAMRO International Small Cap Fund (the “TAMRO Fund” and, together with the Fairpointe Fund, the “Funds”), each a series of the Trust.  You provided comments on the Registration Statement to Vedder Price P.C. by telephone on November 21, 2014.  The following sets forth those comments and the Trust’s responses to them.  All references are to the Prospectus and Statement of Additional Information included in Post-Effective Amendment No. 158 filed with the Commission on October 6, 2014 pursuant to Rule 485(a) under the Securities Act of 1933.  The Trust intends to file a final post-effective amendment pursuant to Rule 485(b) on or about December 19, 2014.

General

1.         Comment:         Please note the filing has material information that needs to be completed.  Please confirm in the written response that all material information will be provided.

  Response:         The Registrant confirms that all material information will be provided.

December 19, 2014

2.         Comment:         Please include “Tandy” representations along with the response letter.

  Response:         The Registrant is submitting a letter including “Tandy” representations along with this response letter.

Prospectus

3.         Comment:         The use of “focused” in a fund’s name typically indicates that the fund will invest a large amount of its assets in a limited number of issuers.  With respect to the Fairpointe Fund, the “focused” strategy is tax management.  Please consider clarifying the name (e.g., removing the term “focused” or adding the term “tax”) or the investment policies (e.g., adding a statement that the Fund intends to invest in a small number of issuers, if true) of the Fairpointe Fund.

  Response:         The use of “focused” in the name of the Fairpoint Fund is intended to indicate that the Fund intends to invest in a select number of equity securities.  The Registrant has revised the Prospectus accordingly.

4.         Comment:         Regarding the references to footnotes (a) and (b) in each Fund’s Annual Fund Operating Expenses table, please move the references to the line item names rather than placing them next to the numbers.

  Response:         The Registrant has made the requested change.

5.         Comment:         With reference to Item 3, Instruction 3(d)(ii)(b), of Form N-1A, please add “for the current fiscal year” at the end of footnote (a) to each Fund’s Annual Fund Operating Expenses table.

  Response:         The Registrant has made the requested change.

6.         Comment:         For each Fund’s fee waiver, please confirm supplementally that the Fund’s investment adviser cannot recoup fees after termination of the agreement.

  Response:         While the Registrant's expense reimbursement agreement permits the investment adviser after the termination of the agreement to recoup expenses that were waived prior to the termination of the agreement, such recoupment is limited by the operating expense limits in place while the agreement was effective.

December 19, 2014

7.         Comment:         The principal investment strategies state that the Fairpointe Fund “invests primarily” in equity securities.  Please revise the principal investment strategies to make this an 80% test as required by the names rule.

  Response:         The Registrant has revised the Prospectus in response to the staff’s comment.

8.         Comment:         Please revise and clarify the description of the Fairpointe Fund’s expected market capitalization range and the sentence stating that the Fund may invest outside this range.  Of note, please remove the reference to mid-cap companies from the parenthetical on page 2 as mid-cap companies (generally $2 billion to $10 billion) fall within the range of the Russell 1000.

  Response:         The Registrant has revised the Prospectus in response to the staff’s comment.

9.         Comment:         Is the Fairpointe Fund permitted to invest in emerging market securities?  If so, please describe and provide risks.

  Response:         The Registrant confirms that the Fairpointe Fund may invest in emerging market securities as a secondary investment strategy but not as a principal investment strategy.  Accordingly, the Registrant does not believe it appropriate to include disclosure relating to emerging market securities in the Fairpointe Fund’s principal investment strategies and principal risks.  Disclosure regarding emerging market securities appears in the statement of additional information.

10.       Comment:         For each Fund, please disclose in the principal investment strategies section the maturity and credit quality of convertible bonds and preferred stock in which the Fund may invest.

  Response:         The Registrant confirms that neither Fund has adopted any maturity or credit quality parameters for its investments in convertible bonds and preferred stock.

11.       Comment:         For the Fairpointe Fund, please explain in plain English what is meant by the subadviser’s “valuation discipline.”

  Response:         The Registrant has revised the Prospectus in response to the staff’s comment.

12.       Comment:         Please consider adding a discussion of valuation risk to the Fairpointe Fund’s principal risks section.

December 19, 2014

  Response:         The Registrant believes that risks relating to the accuracy of the subadviser’s calculations of intrinsic values of portfolio securities are already addressed by “Manager Risk.”

13.       Comment:         Noting that the Fairpointe Fund will employ a “core” strategy, please revise the description of the Fund’s investment strategies to refer to growth strategies in addition to value strategies.

  Response:         While it is expected that the Fairpointe Fund will be categorized by fund industry analysts as a “core” fund, it will be managed under a value-oriented strategy.  The Registrant has revised the disclosure to include value style risk.

14.       Comment:         Please revise the disclosure to note, if true, that Messrs. Burnstine and Mozes are “primarily” responsible for the day-to-day management of the Fairpointe Fund and the TAMRO Fund, respectively.

  Response:         The Registrant believes the descriptions of the Funds’ portfolio managers in the Prospectus currently meet the requirements of Item 5(b) of Form N-1A.

15.       Comment:         Below investment grade securities are identified as an investment strategy of the Fairpointe Fund on page 12.  Please add related disclosure in the Fund’s principal investment strategies and principal risks.

  Response:         Below investment grade securities are not a principal investment strategy of the Fairpointe Fund, and accordingly the Registrant does not believe it appropriate to include disclosure relating to below investment grade securities in the Fund’s principal investment strategies and principal risks.  Disclosure regarding below investment grade securities appears in the statement of additional information.

16.       Comment:         Please explain supplementally what is included under “Other expenses” for each Fund.

  Response:         “Other expenses” for both Funds include amortization of offering costs and fees and expenses other than advisory and 12b-1 fees, including custody, transfer agent, administration, legal, audit and state registration fees.

17.       Comment:         Confirm whether investing in derivatives should be included as a principal investment strategy of the TAMRO Fund.

  Response:         Investing in equity swaps is a principal investment strategy of the TAMRO Fund and is listed among the Fund’s principal investment strategies.

December 19, 2014

18.       Comment:         Please revise the disclosure to indicate the types of depositary receipts (ADRs, EDRs, GDRs) in which the TAMRO Fund may invest.

  Response:         The Registrant has revised the Prospectus in response to the staff’s comment.

19.       Comment:         Convertible securities risk is described as a principal risk for both Funds.  Should these securities these be included under each Fund’s principal investment strategies as well?

  Response:         Each Fund’s principal investment strategies includes a reference to convertible securities.

20.       Comment:         Please confirm supplementally that when the TAMRO Fund enters into total return swaps, it sets aside segregated assets as required by Commission rules.  Please also note that the Commission issued a concept release relating to the use of derivatives by funds (Investment Company Act Release No. 29,776).  Please be aware that future guidance could be issued in connection with the use by funds of derivatives and leverage, which could affect how the Fund invests.

  Response:         When the TAMRO Fund enters into total return swaps, it sets aside segregated assets it reasonably believes are in compliance with staff guidance under Section 18. The Registrant further acknowledges that the Commission may issue future guidance regarding the use of derivatives and leverage by funds that could affect how the Fund invests.

21.       Comment:         In the related performance disclosure, for all discretionary accounts, please confirm that these include all public and private accounts employing the relevant strategy.

  Response:         The Registrant confirms that the related performance disclosure includes all public and private accounts employing the relevant strategy.

22.       Comment:         On page 20 and elsewhere in the Prospectus, as applicable, please describe in plain English what is meant for a redemption request to be in “good order.”

  Response:         A plain-English description of what is required for a redemption request to be in “good order” appears on page 18 of the Prospectus.

December 19, 2014

Statement of Additional Information

23.       Comment:         In the table setting forth descriptive information about the board of trustees, Mr. Bingham is described, in part, as being an “experienced businessman.”  Please be more specific.

  Response:         The Registrant has revised the disclosure in response to the staff’s comment.

*           *           *

We believe that the above responses should address the staff’s concerns.  If you have any questions or comments, please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours, /s/ Jacob C. Tiedt Jacob C. Tiedt

JCT/jct